SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 13, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (+55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (+55 61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.

National Register of Legal Persons (CNPJ/MF) 02.570.688/0001 - 70

Board of Trade NIRE 533 0000 581 – 8

A Publicly-held Company

MATERIAL FACT

Minutes of the Meeting of the Board of Directors
held on September 13, 2004.

Date and Time: September 13, 2004, at 3:00 PM.

Place: In the city and state of Rio de Janeiro, Av. Presidente Wilson, 231, 28º andar (parte).

Notice of the Meeting: Letter dated September 03, 2004.

Attendance: The following effective members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) were present at the meeting: Luis Octavio da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Lênin Florentino de Faria and Fabio de Oliveira Moser. The alternate member of the Board of Directors of BTP, Mrs. Daniela Maluf Pfeiffer, was also present at the meeting.

Board: Once the Meeting was open, the Chairman, Mr. Luis Octavio da Motta Veiga, invited Mr. Gabriel Filipe Corrêa de Andrade to act as Secretary of the Meeting.

Agenda:

  Deliberate on the participation in the Project RENATA;
  Deliberate over the proposal for the renewal of the share buy-back program of BTP shares.

Deliberations:

Initially, the Chairman noted receipt of a Voting Instruction issued by the previous meeting of Invitel, the copy of which will be filed at the headquarters of BTP (doc. I).

1. With respect to the matters on the first item of the agenda, regarding the participation in the project Renata, the item was withdrawn from the agenda by request of the Senior Management of BTP.

2. The Chairman moved on to the deliberation of the second item of the agenda, relative to the proposal of the renewal of the share buy-back program of BTP shares.

The matter was put to a vote, and the members of the Board of Directors present at the meeting approved unanimously, based on article 1st of the CVM Instruction 10/80 and subsequent amendments, in § 1º, incision “b”, and in § 2º of article 30 of the Law 6,404/76 and subsequent amendments, and on article 23, VI, of the Company’s By-laws, the proposal of the senior management of BTP for the acquisition, by the Company, of its own outstanding preferred and common shares, traded on the São Paulo Stock Exchange, to be kept in treasury or to be canceled, or for future sale, in accordance with the proposal of the Share Buy-Back Committee in a meeting held on September 08, 2004. The copy of the minutes of the meeting of the Committee will be signed by the members of the board present in this meeting and filed at the Company’s headquarters. The acquisition hereby authorized will take place according to the following terms and conditions:

  The acquisition has the objective of investing resources available for this end, derived from the account “Retained Earnings”;

  Up to 22,600,775,298 (twenty two billion, six hundred million, seven hundred and seventy five thousand, two hundred and ninety eight) preferred shares may be purchased by the Company, to be kept in treasury or to be canceled, or for future sale, which corresponds to 10% (ten percent) of the outstanding preferred shares. Additionally, up to 6,567,552,722 (six billion, five hundred and sixty seven million, five hundred and fifty two thousand, seven hundred and twenty two) common shares may be purchased by the company, to be kept in treasury or to be canceled, or for future sale, which corresponds to 10% (ten percent) of the outstanding common shares. The Company has 1,480,800,000 (one billion, four hundred and eighty million, eight hundred thousand) common shares in treasury as of September 10, 2004;

  The acquisition will be valid for 365 (three hundred and sixty five) days, starting from September 14, 2004, and will draw to a close on September 14, 2005;

  As required by article 5 of the CVM Instruction 10/80, we declare that there are 291,683,280,199 (two hundred ninety one billion, six hundred eighty three million, two hundred eighty thousand, one hundred and ninety nine) shares outstanding in the market on September 10, 2004, being 65,675,527,219 (sixty five billion, six hundred seventy five million, five hundred twenty seven thousand, two hundred and nineteen) common shares and 226,007,752,980 (two hundred twenty six billion, seven million, seven hundred and fifty two thousand, nine hundred and eighty) preferred shares;

  The operations for the acquisition and/or sale of these shares will occur at market price and will be mediated by the following brokerages: Unibanco CVM S.A., with headquarters in the City of São Paulo, State of São Paulo, at Rua da Quitanda, 157/3º andar, CEP 01.012-010; Itaú CV S.A., with headquarters in the City of São Paulo, State of São Paulo, at Rua Boa Vista, 185/3º andar, CEP 01.014-001; Credit Suisse First Boston S.A. CTVM, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,064/13º andar, CEP 01.451-000; Pactual CTVM S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,729/6º andar - Parte, CEP 04.538-133; Agora Sênior CTVM S.A., with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Dias Ferreira, 190/6º andar, CEP 22.431-050; and ABN AMRO Real CCVM S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Paulista, 1,374/15º andar, CEP 01.310 - 916.

The acquisition of the shares hereby approved will be conducted by the Senior Management of the Company, and will be subject to the norms established by the Share Buyback Committee and approved by the Board of Directors of the Company, being also subject to trading restrictions pursuant to article 48, II of CVM Instruction 400/03.

This is a faithful copy of the original minutes written in the book of minutes of the meetings of the Board of Directors.

Rio de Janeiro, September 13, 2004.

Luis Octavio da Motta Veiga	Gabriel Filipe Corrêa de Andrade

Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13 , 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer